

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 5, 2016

Robert G. Kramer
President
Aptevo Therapeutics Inc.
2401 4th Avenue, Suite 1050
Seattle, WA 98121

> **Re:** **Aptevo Therapeutics Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed June 29, 2016**
> **File No. 001-37746**

Dear Mr. Kramer:

We have reviewed your amended filing and your June 28, 2016 response to our comment letter and have the following comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2016 letter.

Exhibit 99, Information Statement

Management's Discussion and Analysis of Financial Condition and Results of Operations
IXINITY, page 109

1. Please refer to your response to our prior comment 3. You indicate in the last sentence of the second paragraph that, since April 2015, you have incurred approximately $9 million in research and development expense related to IXINITY, primarily for clinical trial activities and process development and qualification activities. Provide us an analysis under ASC 730-10 supporting your classification of these expenses incurred after FDA approval as research and development expense. In addition, provide further disclosure explaining:

    - how much related to clinical trial activities and why you incurred these expenses after FDA approval; and

- how much related to process development and qualification activities and a more robust description explaining these activities. Distinguish between "manufacturing process development" and "fill/finish process development and qualification" activities, which are terms you use to describe increases/decreases on page 112.

Notes to Combined Financial Statements
1. Nature of Business and Basis of Presentation, pages F-7 and F-27

2. Please refer to your response to our prior comment 5 and address the following:
   - Disclose the number of authorized shares and the dollar amount capitalized of Aptevo Therapeutics, Inc., the company that will serve as the registrant; and
   - Disclose, as you have in your response, the names of the legal entities and the assets, liabilities and operations of certain businesses that are included in the combined financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 or James Rosenberg, SACA, at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Joseph Conahan
       Wilmer Cutler Pickering Hale and Dorr LLP